

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 31, 2007

Mr. Yahel Shachar
Chief Executive Officer
Scailex Corporation Ltd.
3 Azrieli Center
Triangular Tower 43rd Floor
Tel Aviv 67023
Israel

> **Re: Scailex Corporation Ltd.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File No. 000-12332**

Dear Mr. Shachar:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Branch Chief